Exhibit 99.1

Collective Mining Expands Apollo to the Southwest and Extends High-Grade Sub Zones to Depths of Over 1,000 Metres Including 39.95 Metres at 4.42 g/t Gold Equivalent

TORONTO, Sept. 23, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four directional diamond drill holes which extend the Apollo system ("Apollo") to the southwest and confirm continuity of both breccia and high-grade, porphyry related, carbonate base metal vein zones at depth. Apollo is an outcropping, high-grade brecciated porphyry system with a matrix impregnated by both early-stage porphyry mineralization and late-stage, high-grade overprinting CBM veins ("CBM"). Apollo is the most advanced of seven targets found within the Company's Guayabales Project in Caldas, Colombia. The Company has five diamond drill rigs in operation as part of its fully funded 40,000 metres drill program for 2024, with two rigs drilling at Apollo, two rigs drilling at the Trap system and one rig drilling at the Plutus Target.

Ari Sussman, Executive Chairman commented: "Expanding Apollo to the southwest at depth beyond the boundaries of the model in this area and extending high-grade CBM vein sub-zones within the model to depths of over 1,000 metres below surface represents another important milestone in validating our understanding of the system. The orthogonal directional drilling across Apollo is adding grade to our internal block model at depth where limited or no prior drilling has taken place. This drilling demonstrates that the CBM vein systems at Apollo have excellent grade continuity over more than 1,000 metres in a similar manner to both the Marmato mine (next door) and the Buriticá mine."

Please click here to watch a video of David Reading, Special Advisor to the Company and a QP under NI 43-101 providing a detailed overview of drill hole APC99-D2.

Highlights (see Table 1 and Figures 1-4)

•	Holes APC99-D4 and APC99-D2 were drilled to the southwest from Pad 16 and extend the in-house block model and confirmed high-grade sub zones at depth with assay results as follows:
•	401.80 metres @ 1.06 g/t gold equivalent from 369.00 metres (APC99-D4) including:
•	26.55 metres @ 3.01 g/t gold equivalent from 374.00 metres in a CBM zone
•	18.95 metres @ 2.43 g/t gold equivalent from 416.95 metres in a CBM zone
•	35.55 metres @ 2.03 g/t gold equivalent from 567.25 metres in a CBM zone
•	38.25 metres @ 2.44 g/t gold equivalent from 732.55 metres in the SW extension zone and drillhole ended in mineralization
•	258.30 metres @ 1.56 g/t gold equivalent from 253.40 metres (APC99-D2) including:
•	23.50 metres @ 2.51 g/t gold equivalent from 253.40 metres in a CBM zone
•	39.95 metres @ 4.42 g/t gold equivalent from 362.20 metres in a CBM zone
•	17.25 metres @ 2.03 g/t gold equivalent from 445.50 metres in a CBM zone
•	23.30 metres @ 1.20 g/t gold equivalent from 623.50 metres in the SW extension zone
•	Drillhole APC99-D3 was drilled to the southeast and tested both the hanging wall and footwall boundaries of the Apollo system wireframe with assays results as follows:
•	158.45 metres @ 0.95 g/t gold equivalent from 289.95 metres including:
•	19.05 metres @ 2.12 g/t gold equivalent from 289.95 metres in a CBM zone
•	23.35 metres @ 2.18 g/t gold equivalent from 387.25 metres in a CBM zone
•	Drillhole APC99-D1 was drilled to the south from Pad 16 but was abandoned prior to reaching target depth due to a technical challenge with the rig.
•	Two drill rigs are operating at Apollo with one rig expanding laterally and vertically the western portion of the system and the other rig about to commence drilling a potentially large 600 metres step-out hole to the north.

Table 1: Assays Results for Drill Holes APC-99D, APC99-D1, APC99-D2, APC99-D3 and APC99-D4

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC-99D	90.25	90.90	0.65	22.00	163	0.02	1.00	23.31
and	120.75	125.65	4.90	0.64	27	0.01	0.07	0.96
and	311.80	317.10	5.30	1.05	4	-	0.01	1.08
APC99-D1	NSV. Drillhole lost before reaching target depth
APC99-D2	201.50	203.05	1.55	2.01	72	0.09	1.08	2.92
and	253.40	511.70	258.30	1.40	12	0.03	0.13	1.56
Incl.	253.40	276.90	23.50	2.32	15	0.05	0.09	2.51
& incl	362.20	402.15	39.95	4.12	28	0.06	0.36	4.42
& incl	445.50	462.75	17.25	1.79	20	0.02	0.37	2.03
and	623.50	646.80	23.30	1.17	2	0.02	0.02	1.20
APC099-D3	236.85	246.10	9.25	2.17	12	0.04	0.01	2.30
and	289.95	448.40	158.45	0.81	9	0.03	0.05	0.95
Incl.	289.95	309.00	19.05	1.84	23	0.05	0.23	2.12
& incl	387.25	410.60	23.35	2.08	9	0.04	0.03	2.18
APC99-D4	134.55	136.50	1.95	1.44	35	0.01	0.23	1.93
and	255.25	257.30	2.05	2.90	5	0.09	0.01	3.00
and	270.30	274.50	4.20	1.53	5	-	0.17	1.61
and	369.00	770.80	401.80	0.90	8	0.03	0.14	1.06
Incl.	374.00	400.55	26.55	2.43	31	0.07	0.48	3.01
& incl	416.95	435.90	18.95	2.01	23	0.06	0.33	2.43
& incl	567.25	602.80	35.55	1.72	12	0.03	0.43	2.03
& incl	732.55	770.80	38.25	2.37	6	0.02	0.12	2.44
*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Cu (%) x 1.47 x 0.90) + (Zn (%) x 0.46 x 0.85) utilizing metal prices of Ag - US$25/oz, Cu - US$3.95/lb, Zn - US$1.25/lb and Au - US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 90% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, and April 11, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date on this metal. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Apollo System With an Overlay of Drill Holes Announced in This Release (CNW Group/Collective Mining Ltd.)

Figure 2: Cross Section (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting APC99-D4 (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 23-SEP-24